December 8 2021	TSX.V - GIGA

Giga Metals - Voting Results

Pursuant to Section 11.3 of National Instrument 51-102, the following matters were put to vote at the Annual General Special Meeting of Giga Metals Corporation (the "Issuer") held on December 7, 2021.

1. Number of Directors

By vote of proxy (For: 12,915,563 Shares, Against:  21,398 Shares), the number of directors was set at five.

2. Election of Directors

By vote of proxy and in person, the following persons were elected as directors of the Issuer until their term of office expires:

	For	Withheld
Lyle Davis	10,856,912	2,080,049
Mark Jarvis	10,799,908	2,099,053
Martin Vydra	12,684,680	252,281
Robert Morris	12,602,087	296,874
Anthony Milewski	12,503,625	433,336

3. Appointment and Remuneration of Auditor

By vote of proxy (For: 25,572,812 Shares, Withheld: 67,084 Shares), Crowe MacKay LLP was appointed as auditor of the Issuer for the ensuing year and the directors are authorized to set the remuneration.

4.  Approval of Stock Option Plan

By vote of proxy (For: 12,316,070 Shares, Against: 620,891 Shares); the approval of the resolutions set out in the Information Circular approving the Stock Option Plan.

5. Financial Statements

By vote of proxy (For:  12,873,021, Against:  63,940)

6. Other Business

By vote of proxy (For: 10,639,437 Shares, Against: 2,297,524).

On behalf of the Board of Directors,

"Mark Jarvis"

MARK JARVIS,

Tel:  604 681 2300
GIGA METALS CORPORATION

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

#203 - 700 West Pender St., Vancouver, BC, Canada V6C 1G8  T: 604-681-2300
www.gigametals.com